June 11, 2014	Alan Gilbert Direct Phone: 612-672-8381 Direct Fax: 612-642-8381 Alan.Gilbert@maslon.com

SUBMITTED VIA EDGAR

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Kona Grill, Inc. (the “Company”)
Registration Statement on Form S-3
Filed May 16, 2014
File Number 333-196039

Dear Ms. Nguyen:

This letter will respond on behalf of the Company to your comment letter dated June 10, 2014 (the “Comment Letter”) with respect to the above referenced registration statement filed by the Company with the Securities and Exchange Commission (the “Commission”) (the “Registration Statement”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter. In addition, and contemporaneously with submitting this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Use of Proceeds, page 12

1.	Since this is an immediate offering of the company’s stock, revise this section to state the principal uses of the proceeds of the offering more specifically, and disclose the approximate amounts you intend to use for each purpose. See Item 504 of Regulation S-K.

On page 12 of Amendment No. 1, the Use of Proceeds section has been revised to state the principal uses of proceeds of the offering more specifically, disclosing the approximate amounts that the Company intends to use for each of the identified purposes.

Selling Stockholders, page 14

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

June 11, 2014

2.	Please revise this section to indicate that the selling stockholders may be deemed to be underwriters.

On page 14 of Amendment No. 1, the first paragraph of the Selling Stockholders section has been revised to indicate that
“[t]he selling stockholders may be deemed to be underwriters within the meaning of the Securities Act.”

3.	Tell us, with a view towards disclosure, whether BBS Capital Fund or Kona MN LLC is a broker dealer or a broker dealer affiliate. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

We advise you that neither BBS Capital Fund nor Kona MN LLC is a broker-dealer or a broker-dealer affiliate.

Should you have any questions or comments regarding the foregoing, please direct them to the undersigned at Maslon Edelman Borman & Brand, LLP, counsel to the Company, by telephone at (612) 672-8381, by fax at (612) 642-8381, or by email at alan.gilbert@maslon.com; or to Berke Bakay, the Company’s Chief Executive Officer, by telephone at (480) 922-8100, by fax at (480) 991-6811 or by email at bakay@konagrill.com.

Regards,

/s/ Alan M. Gilbert
Alan M. Gilbert, Esq.

cc: (via email):	Berke Bakay
Christi Hing
Douglas T. Holod